

August 2, 2013

Via E-mail
Alexandre Frigon
Chief Executive Officer
Xumanii, Inc.
PO Box 309, Ugland House South Church Street
George Town, Grand Cayman KY1-1104
Cayman Island

> **Re: Xumanii, Inc.**
> **Form 8-K**
> **Filed May 2, 2013**
> **File No. 333-169280**

Dear Mr. Frigon:

We issued a comment to you on the above captioned filing on May 10, 2013. As of the date of this letter, our comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to our comment by August 16, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material our outstanding comment and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director